Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2025	2024

INCOME
Operating Revenues:
Utility Revenues	$809,274	$695,843
Exploration and Production and Other Revenues	1,086,241	959,885
Pipeline and Storage and Gathering Revenues	287,815	285,962
	2,183,330	1,941,690

Operating Expenses:
Purchased Gas	211,280	154,578
Operation and Maintenance:
Utility	226,731	214,759
Exploration and Production and Other	142,413	140,723
Pipeline and Storage and Gathering	165,979	154,222
Property, Franchise and Other Taxes	93,666	87,336
Depreciation, Depletion and Amortization	445,902	457,778
Impairment of Assets	460,235	200,696
	1,746,206	1,410,092

Operating Income	437,124	531,598

Other Income (Expense):
Other Income (Deductions)	34,723	18,372
Interest Expense on Long-Term Debt	(140,364)	(118,240)
Other Interest Expense	(14,679)	(18,703)

Income Before Income Taxes	316,804	413,027

Income Tax Expense	73,263	94,216

Net Income Available for Common Stock	$243,541	$318,811

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$2.68	$3.47

Diluted:
Net Income Available for Common Stock	$2.66	$3.45

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	90,728,762	91,929,056

Used in Diluted Calculation	91,404,886	92,431,668